SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 8, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 8, 2008

TAM Inaugurates Exclusive VIP Lounge for First Class Passengers

Airline is the only one in Brazil to offer the service, which includes a menu especially developed by
French chef Yann Corderon and a beverage selection by wine steward Arthur Azevedo

São Paulo, April 8, 2008 – TAM Linhas Aereas has inaugurated a new VIP lounge at Guarulhos International Airport (Sao Paulo), exclusively for First Class passengers flying to New York, Paris, Milan and London. Focused on high quality service, the new lounge guarantees customers comfort and privacy in a relaxed one-of-a-kind atmosphere. TAM is the only airline in Brazil to offer this service, translating the quest for excellence into service, one of the company's three service promises, along with excellence in technical operational matters and management.

A team has been specially trained to help passengers in accordance with Tam's quality service. The staff have perfected professional and hospitality service and have been trained in special procedures for First Class passengers for check in and ticket scanning.

"TAM is investing in modernization and expansion of its VIP lounges so customers can have a place to relax, rest or work while waiting for their flight," said TAM commercial vice president, Wagner Ferreira.

In the new VIP lounge, passengers will have access to laptops with free broadband and wireless internet. The company will also provide a wide selection of newspapers and magazines, both national and international, as well as LCD TV and a TAM mini-library with books and items from company collections. If that were not enough, there will be piano performances every night.

In the restrooms, moments after placing a request with the hospitality team, passengers will find a bathrobe, heated Trousseau towels, and special toiletries by Loccitane.

The new space covers an area of 130 square meters, and includes a full buffet with snacks, fruit and cold cuts, as well as menus prepared by French chef Yann Corderon for each meal of the day, with three service cycles that change every month. In the first cycle, for instance, a salmon crepe is served, along with croque Monsieur, croissants, brioches, muffins, fresh fruit, bread, pastry and cold cuts for breakfast. The afternoon and evening menu offers tomato tartare with cheese, smoked salmon carpaccio, dried fruit, fresh fruit, mini sandwiches, pastry and cold cuts.

The menu will be accompanied by a selection of champagnes, wines, liquor, cocktails, liqueurs and brandies hand selected by wine steward Arthur Azevedo, president of the Brazilian Association of Wine Stewards - Sao Paulo, and wine list consultant for TAM's international flights. Created by the architectural and design firm of Aline Cobra, the First Class VIP lounge is open daily from 6:00 a.m. to 12:00 noon and from 4:00 p.m. to 11:30 p.m. It is located in the restricted area of Terminal 1, Wing B, next to the Federal Police inspection station.

TAM First Class – In December of 2007, TAM introduced the new configuration and interior of the aircraft making long-distance flights. The four exclusive First Class seats are in shades of beige, green and red. The plush carpet lends a sense of enhanced elegance. Curtains, blankets, towels and china were designed in the same shades to provide a more harmonious setting, and give forth that special Brazilian feeling.

Passengers flying TAM First Class may also arrange for free cell phone usage with special rates, as well as deluxe car service from the airport to hotel, residence or office, and back to the airport.

Investor Relations:	Press Agency:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone. (11) 3594-0302 / 0304 / 0305

About TAM:

TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and closed February 2008 with a 50.6% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the Brazilian market through commercial agreements with regional companies. Among Brazilian airline companies, TAM’s international market share was 67.2% in February. Its international operations include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Cordoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asuncion and Ciudad del Este (Paraguay), and Santa Cruz de la Sierra and Cochabamba (Bolivia). Additionally, it has code share agreements with international airlines, which allow passengers to travel to another 64 destinations in the United States, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil; TAM's program currently has 4.5 million members and has redeemed more than 5.2 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.